UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CareAdvantage, Inc.
File No. 0-26168 CF# 21914

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CareAdvantage, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KSB filed on March 31, 2008.

Based on representations by CareAdvantage, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.57	until March 31, 2013
Exhibit 10.58	until March 31, 2013
Exhibit 10.59	until March 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel